October 2, 2018

Via Edgar

Mr. Robert Littlepage

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2017 (Filed March 1, 2018)
Form 10-Q for Quarterly Period Ended June 30, 2018 (Filed August 7, 2018)
SEC Correspondence Dated September 19, 2018
File No. 001-13718

Dear Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which was set forth in your letter dated September 19, 2018.

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Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Unaudited Condensed Consolidated Financial Statements

Revenue, Page 8

1.	Tell us how you determined that you act as agent for your production and media buying services. Please specifically address how you considered your role, if any, in creating or developing a client’s marketing or corporate communications message. Refer to ASC 606-10-55-36 through 40 and ASC 606-10-50-12(c).

When the Company’s agencies engage a third party to provide services to a customer, the Company considers ASC 606-10-55-36 through 40 in assessing whether our promise is to provide the specified goods or services ourselves (in which case the agency is a principal) or to arrange for those goods or services to be provided by a third party (in which case the agency is an agent). This determination is made for each performance obligation. In accordance with this guidance, the party who controls the service before it is transferred to the customer would be considered the principal.

Based on its assessment, as detailed below, MDC has concluded that its agencies do not obtain control prior to transferring production capabilities or advertising media to their clients. Therefore, in accordance with the relevant guidance, when one of its agencies is engaged for these services, MDC treats such agency as an agent and records revenue on a net basis. Furthermore, consistent with ASC 606-10-50-12(c), the Company discloses that it acts as an agent for these services. Please refer to page 9 of the Form 10-Q for the Quarterly Period Ended June 30, 2018 for such disclosure.

The role of MDC’s agencies under a production services agreement is to facilitate a client’s purchasing of production capabilities from a third-party production company in accordance with the client’s strategy and guidelines. The obligation of MDC’s agencies under media buying services is to negotiate and purchase advertising media from a third-party media vendor on behalf of a client to execute its media plan.

MDC has concluded that its agencies do not obtain control prior to transferring production capabilities or media buying services to their clients for the reasons discussed below:

•	Agencies do not purchase and direct the production services or media advertisements, nor do they pre-purchase or commit to pre-purchase these services prior to entering into an arrangement with a client.

•	The production or media buying services provided by third parties are not combined or integrated with other services that our agencies provide before the content or advertisement is transferred to a client. For example, while our agencies may be engaged to provide creative, production, media planning and media buying services, the creative and media planning services are typically fulfilled and delivered to a client before the performance of the production and media buying services and thus are not combined before being transferred to a client.

•	Agencies are not primarily responsible for fulfilling the promise to provide the production or media buying services as the third-party production company is responsible for producing the content and the third-party media vendor is responsible for placing the advertisement.

•	The third-party production company is responsible for any necessary revisions or required changes that would need to be made to the respective production, and the media vendor is accountable for any client issues regarding the acceptability of the media service (e.g., make good on promised impressions not met under the arrangement).

•	Agencies do not have pricing discretion for production services or the placement of the advertisement. The selection of the third party and the allocation of the client’s budget requires a client’s approval before a third party can be hired and begin work, significantly limiting the agencies’ ability to set pricing for the specified services.

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2.	We note the nature of services performed by each of your reportable segments as described on pages 20-21. Please tell us which services you combine with others for the purposes of determining your performance obligations and which services you treat as a separate performance obligation. Refer to ASC 606-10-25-21 and ASC 606-10-50-12(c).

The Company’s agencies consider ASC 606-10-25-14 through 22 when assessing services promised within the contract to determine performance obligations to their clients. In accordance with this guidance, the assessment includes determining the service or combination of services, if applicable, that are distinct and therefore considered a performance obligation. The determination of our performance obligations is specific to the services (promises) included within each contract. Based on a client’s requirements within the contract, and how these services are provided, multiple services could represent separate performance obligations or be combined and considered one performance obligation.

For example, if an agency within our Global Integrated Agencies reportable segment entered into a contract for strategy and production services, MDC would conclude that these two services are both capable of being distinct and distinct within the context of the contract and therefore represent separate performance obligations. If, however, a client entered into an arrangement for strategy, production and analytics services, MDC could conclude that the analytics services are not separately identifiable from the other services within the contract and are therefore combined with the strategy services. Specifically, if the promises to the client were such that the analytic services were highly interrelated with the strategy services, occurring simultaneously or continuously throughout the performance of the strategy services, or the strategy services could not be fulfilled without the performance of the analytic services, we would conclude that the analytics services are not distinct within the context of the contract, therefore resulting in it being combined with the strategy services as one performance obligation.

Within our Domestic Creative Agencies reportable segment, strategy and creative services are offered, and we have concluded that these services can either be combined into one performance obligation or represent separate performance obligations. In instances in which they are combined, agencies market this service as one completely integrated creative solution, and the client makes a single buying decision for one identifiable promise (service). In this case, the services would be part of an overall advertising campaign, occurring simultaneously, significantly affecting and transforming one another.

Within our Specialist Communications reportable segment, the following services can be offered: strategy, editorial, crisis support or issues management, media training, influencer engagement, and events management. If a contract with the client included each of these services and the services were considered separately identifiable, in accordance with ASC 606-10-25-21, from the other services within the contract, each of these services would be considered distinct and therefore would represent a separate performance obligation. In other instances, contracts are structured such that the promised services are viewed as inputs to provide a combined output. In such contracts, the client engages an agency to manage its overall public relations function, resulting in one performance obligation.

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As it relates to our Media Services reportable segment, if a client enters into a contract for media planning and media buying services, the two services are both capable of being distinct and distinct within the context of the contract and therefore represent separate performance obligations. If, however, a client enters into an arrangement for media planning, media buying and account management services, the account management services are not separately identifiable from other services within the contract and therefore are combined with the media planning services. Specifically, although clients see value in the account management services, and benefit from these services when combined with other distinct services, our agencies do not offer clients account management services on a stand-alone basis. These services are not within our agencies’ core service offerings but are necessary to fulfill the other promises within our contracts with clients and therefore are highly interdependent of each other. Accordingly, these services would not be deemed to be separate performance obligations.

The assessment discussed above is also performed to determine the performance obligation(s) for contracts with customers of the operating segments classified within the All Other category.

In accordance with ASC 606-10-50-12(c), we disclose the nature of agency services within our segment footnote. Please refer to pages 20-21 of the Form 10-Q for the Quarterly Period Ended June 30, 2018 for such disclosure. In future filings, we will include a cross reference to the “Segment Information” footnote in our “Revenue” footnote highlighting this disclosure.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David B. Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Scott L. Kauffman, Chairman & Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Vincenzo DiMaggio, Chief Accounting Officer
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Risë Norman and Karen Kelley, Simpson Thacher & Bartlett LLP
Robert Trinchetto, BDO USA, LLP

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